82-4979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, December 13, 2005

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) election of the member of the Board of Directors of the Company appointed by the Company employees, pursuant to the Article 13 of the Company Bylaws; and (ii) appointment of the members of the Board of Auditors of the Company, as well as establishment of their annual compensation.

Initially the shareholders of the Company decided to postpone the appointment of the representative to be elected by the Company's employees, following a decision taken on December 6, 2005 by the Electoral Commission organized by the employees. According to such decision, the election of the representative of the employees shall occur on January 30, 2006. Therefore, the necessary ratification by the shareholders shall occur in the Ordinary Shareholders' Meeting to be held in the first four months of 2006 or in at Extraordinary Shareholders' Meeting to be summoned there for.

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Immediately thereafter, the shareholders of the company decided to proceed with election of the members of the Board of Auditors, being elected the following members: (a) Mr. **Olavo Fortes Campos Rodrigues Junior**, Brazilian, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, 310, apartment, fig.4, bearer of the Identity Card No. 9.369.027 and enrolled with the C.P.F. under the No. 769.488.977-20; (b) Mr. **Silvio Abrahão Laban Neto,** Brazilian, Engineering, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua São Benedito, 825, apartment 41, bearer of the Identity Card No. 7.889.774-SSP/SP e and enrolled with the C.P.F. under the No. 730.460.867-68; (c) Sr. **Pedro Antonio Batista Martins,** Brazilian, lawer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Timoteo da Costa, 371, apartment 301, bearer of OAB/RJ No. 34.519 and enrolled with the C.P.F. under the No. 374.625.477-91; (d) Mr. **Ronald J. Aldworth, Brazilian**, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Tatuí, 84, apt. 31, bearer of the Identity Card No. 9.00.285.702-8 and enrolled with the C.P.F. under the No. 052.981.130-87; (e) Mr. **Manuel Moreira Giesteira**, Brazilian, married, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Barão de Capanema, 536, apt. 14, bearer of the Identity Card No. 2.904.426 and enrolled with the C.P.F. under the No. 020.520.758-87; and as alternates, (f) Mr. **Renato César Moreira Braga,** Bralizian, chemical engineering, resident e domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1.375, 9 floor, bearer of Identity Card No. 38.033.505-0-SSP/SP and enrolled with the C.P.F. under the No. 720.347.777-00; (g) Mr. **Marcos André Vinhas Catão,** Brazilian, lawyer, resident e domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Mercado, 11, 16 floor, bearer of OAB/RJ No. 67.086 and enrolled with C.P.F. under No. 898.326.477-20; (h) Mr. **Ademar Ruy Bratz**, Brazilian, married, business administrator, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Rua Idefonso Simões Lopes, 201, house 3, Condomínio Alameda Iguassú, bearer of the Identity Card No. 3013125641 and enrolled with the C.P.F. under the No. 069.947.840-53; and (i) Mrs. **Selma Ribeiro Bastos**, Brazilian, divorced, Bachelor in tourism, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Estevão Baião, 895, Vila Congonhas, bearer of

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

the Identity Card No. 6.241.520 and enrolled with the C.P.F. under the No. 758.710.768-15, all of them invested to the Board of Auditors until the next Ordinary Shareholders Meeting that will take place in the beginning of 2006. The members of the Board of Auditors shall be entitled to a global remuneration of two thousand *reais* (R$ 2,000.00) per month.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________
Wagner Bertazo
Financial/Investors' Relationship Officer